NISOURCE INC.

801 East 86th Avenue

Merrillville, Indiana 46410

May 18, 2018

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NiSource Inc.
Registration Statement on Form S-1 (File No. 333-224874)

Ladies and Gentlemen:

The undersigned, NiSource Inc. (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby requests that the Commission grant acceleration of the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-224874) so that it may become effective at 1:00 P.M. Eastern Daylight Time on May 21, 2018, or as soon as practicable thereafter.

Very truly yours,
NISOURCE INC.

By:	/s/ Shawn Anderson
Name:	Shawn Anderson
Title:	Vice President, Treasurer and Chief Risk Officer